SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                             FirstFed Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33761Q102
                              --------------------
                                 (CUSIP Number)

                                       N/A
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 33761Q102                      13G                         Page 2 of 5


1.       NAMES OF REPORTING PERSONS:
         First Federal Savings Bank Employee Stock Ownership Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         63-1062013

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      |_|
         (b)      |X|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Alabama

NUMBER OF SHARES             5. SOLE VOTING POWER                     0
                                                              ----------------

BENEFICIALLY OWNED BY        6. SHARED VOTING POWER                 219,802
                                                              ----------------

EACH REPORTING               7. SOLE DISPOSITIVE POWER                0
                                                              ----------------

PERSON WITH                  8. SHARED DISPOSITIVE POWER            219,802
                                                              ----------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         219,802

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.68%

12.      TYPE OF REPORTING PERSON*

         EP


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                                                                     Page 3 of 5

Item 1(a)    Name of Issuer:

             FirstFed Bancorp, Inc.

Item 1(b)    Address of Issuer's Principal Executive Officer:

             1630 Fourth Avenue, North
             Bessemer, Alabama 35020-5711

Item 2(a)    Name of Person(s) Filing:

             First Federal Savings Bank Employee Stock Ownership Plan ("ESOP")

Item 2(b)    Address of Principal Business Office:

             Same as Item 1(b).

Item 2(c)    Citizenship:

             See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.01 per share.

Item 2(e)    CUSIP Number:

             See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (f)  |X|   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

             If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

             Items (a),  (b),  (c),  (d),  (e),  (g),  (h), (i), and (j) are not
             applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each member of the ESOP committee, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

Item 4       Ownership

             (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

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                                                                     Page 4 of 5

             (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

             (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5       Ownership of Five Percent or Less of A Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6       Ownership of More than Five Percent on Behalf of Another Person.

                     First  Federal  Savings  Bank,  in its capacity as the ESOP
             Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8       Identification and Classification of Members of the Group.

             Not applicable.

Item 9       Notice of Dissolution of Group.

             Not applicable.

Item 10      Certification.

                     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                                     Page 5 of 5

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FIRST FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN

/s/ G. Larry Russell                                     February 13, 2001
--------------------------------------------       ----------------------------
G. Larry Russell, as ESOP Committee Chairman                  Date